FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]           Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]            No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Share Statement No. 2 - 2006 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on September 5, 2006.

SHARE STATEMENT No. 2 - 2006
--------------------------------------------------------------------------------


05 September 2006



According to section 28a of the Danish Securities Trading Act, TORM must report transactions made by senior staff and related parties in TORM's shares and related securities:


--------------------------------------------------------------------------------
Name                       Tina Kjaerulff
Reason                     Spouse/Cohabitant ss.28a 4, 1
Issuer                     A/S Dampskibsselskabet TORM
Securities code            DK0010281468
Name/description           Shares
Transaction                Sale
Trade date                 05 September 2006
Market                     Copenhagen Stock Exchange
Number                     523
Market value in DKK        158,992.00
--------------------------------------------------------------------------------


A/S Dampskibsselskabet TRM
Contact person:      Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated September 12, 2006
                                                   By: /s/ Klaus Khaerulff
                                                       --------------------
                                                           Klaus Kjaerulff
                                                           CEO





SK 03810 0001 701678